Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-231510

June 7, 2021

News Release

Public Storage

701 Western Avenue

Glendale, CA 91201-2349

PublicStorage.com

For Release:	Immediately
Date:	June 7, 2021
Contact:	Ryan Burke
(818) 244-8080, Ext. 1141

Public Storage Announces Pricing of 4.000% Cumulative Preferred Shares of Beneficial Interest, Series P

GLENDALE, Calif.—Tom Boyle, Chief Financial Officer of Public Storage (NYSE:PSA, the “Company”), announced that the Company has priced a public offering of 21,000,000 depositary shares at $25.00 per depositary share, with each depositary share representing 1/1,000 of a 4.000% Cumulative Preferred Share of Beneficial Interest, Series P (the “Series P Preferred Shares”). The offering is expected to result in $525 million of gross proceeds (assuming no exercise of the underwriters’ overallotment option) and to close on or about June 16, 2021, subject to the satisfaction of customary closing conditions.

The Company expects to use the net proceeds for general corporate purposes, including the redemption of its 5.125% Cumulative Preferred Shares, Series C. The issuance reflects continuing execution of Public Storage’s strategy to lower the cost of its in-place capital. Since 2015, Public Storage has redeemed or called for redemption $4.6 billion of preferred equity, reducing its average in-place cost of preferred equity approximately 120 basis points to 4.7% (including the Series P Preferred Shares). Over the same time period, the Company has issued $5 billion of unsecured debt at a 1.9% average rate to fund its strategic growth along with free cash flow.

BofA Securities, Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC acted as joint book-running managers of the offering. This announcement shall not constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any offer or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Company has filed a registration statement (including a prospectus with the Securities and Exchange Commission (the “SEC”)) and prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. Investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement may be obtained by contacting: BofA Securities, Inc., 200 North College Street, NC1-004-03-43, Charlotte, NC 28255-0001, Attention: Prospectus Department, telephone: 1-800-294-1322 or email: dg.prospectus_requests@bofa.com; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, telephone 1-866-718-1649; UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attention: Prospectus Department, telephone: 1-888-827-7275; or Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attn: WFS Customer Service, telephone: 1-800-645-3751 or email: wfscustomerservice@wellsfargo.com.

Company Information

Public Storage, a member of the S&P 500 and FT Global 500, is a REIT that primarily acquires, develops, owns and operates self-storage facilities. At March 31, 2021, we had: (i) interests in 2,563 self-storage facilities located in 38 states with approximately 176.2 million net rentable square feet in the United States, (ii) an approximate 35% common equity interest in Shurgard Self Storage SA (Euronext Brussels:SHUR) which owned 243 self-storage facilities located in seven Western European nations with approximately 13 million net rentable square feet operated under the “Shurgard” brand and (iii) an approximate 42% common equity interest in PS Business Parks, Inc. (NYSE:PSB) which owned and operated approximately 27.8 million rentable square feet of commercial space at March 31, 2021. Our headquarters are located in Glendale, California.

Forward-Looking Statements

When used within this press release, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates” and similar expressions are intended to identify “forward-looking statements,” including but not limited to, statements about the completion, timing and size of the proposed offering of securities by the Company and the use of net proceeds of such offering. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to be materially different from those expressed or implied in the forward-looking statements. Such factors include market conditions and the demand for the Company’s preferred securities and risks detailed in the Company’s prospectus and prospectus supplement filed with the SEC in connection with this offering and in the Company’s SEC reports, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. We undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

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